                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (Amendment No. 1)

                                 Chile Fund Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    168834109
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                    COPY TO:



      Michael Pradko                                Timothy Diggins, Esq.
      Harvard Management Company, Inc.              Ropes & Gray
      600 Atlantic Avenue                           One International Place
      Boston, MA  02210                             Boston, MA  02110
      (617) 523-4400                                (617) 951-7389

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 21, 2002
                        ---------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.









                                       Page 1 of 8 Pages

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                                 SCHEDULE 13D
------------------------                                 ----------------------
  CUSIP NO. 168834109                                       Page 2 of 8 Pages
------------------------                                 -----------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       President and Fellows of Harvard College
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*
      WC

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

------------------------------------------------------------------------------
     NUMBER OF       7.   SOLE VOTING POWER

      SHARES               2,657,739
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER

     OWNED BY              ----
                   -----------------------------------------------------------
      EACH           9.   SOLE DISPOSITIVE POWER

    REPORTING              2,657,739
                   -----------------------------------------------------------
     PERSON          10.  SHARED DISPOSITIVE POWER

      WITH                 ----
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,657,739
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              26.2%

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
           EP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages

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                                  SCHEDULE 13D
                                  ------------

                                 Chile Fund Inc.
                                 ---------------

Item 1. Security and Issuer.
        -------------------

        This statement relates to the shares of common stock, $0.001 par value (the "Common Stock"), of Chile Fund Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at One Citicorp Center, 57th Floor, 153 East 53rd Street, New York, NY 10022.

Item 2. Identity and Background.
        ------------------------

        This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

        Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

        None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4. Purpose of Transaction.
        ----------------------

        The acquisition of the securities of the Fund was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of securities of the Fund from time to time.

        On March 11, 2002, Harvard filed a Schedule 13G-Amendment No. 6 (the "Schedule 13G") to reflect ownership of 19.6% of the outstanding Common Stock of the Fund. The sole purpose of this Amendment on Schedule 13D is to reflect the fact that Harvard intended to file a Schedule 13D-Amendment No. 1 at such time to reflect an actual ownership of 26.2% of the outstanding Common Stock of the Fund, rather than the 19.6% incorrectly reported on the Schedule 13G.

        Except as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or take any other steps to enhance the value of its investment.






                                       Page 3 of 8 Pages

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Item 5. Interest in Securities of the Fund.
        -----------------------------------

        (a), (b) Harvard is the beneficial owner of 2,657,739 shares of Common Stock (approximately 26.2% of the shares of Common Stock based on the most recent filing of the Fund with the SEC).

        Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

        (c) Between January 21, 2002 and March 21, 2002, Harvard bought and sold shares of Common Stock of the Fund in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to the Securities of the Fund.
        ------------------------------

        Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------


Exhibit A -- Information concerning the President, Fellows and executive officers of Harvard.

Exhibit B -- Information concerning Harvard's transactions for the period from
             January 21, 2002 to March 21, 2002.








                                Page 4 of 8 Pages

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                                   Signature
                                   ---------

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2002

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Michael S. Pradko
   ----------------------
   Name: Michael S. Pradko
   Title: Authorized Signatory











                                       Page 5 of 8 Pages

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                                  EXHIBIT INDEX
                                  -------------


                                                                Page Number In
Exhibit                                                          Sequentially
Number       Description                                        Numbered Copy
------       -----------                                        -------------

A            Information Concerning the President,                    7
             Fellows and executive officers of Harvard



B            Information Concerning Harvard's Transactions            8
             for the period of January 21, 2002 to
             March 21, 2002




                                       Page 6 of 8 Pages

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                                    EXHIBIT A
                                    ---------

                        Directors and Executive Officers
                        --------------------------------

         The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College
------------------------------------------------------------

Name                               Office/Position
----                               ---------------

Lawrence H. Summers                President

D. Ronald Daniel                   Treasurer

Mark Goodheart                     Secretary

Hanna H. Gray                      Fellow

Conrad K. Harper                   Fellow

James R. Houghton                  Fellow

Robert G. Stone, Jr.               Fellow

Herbert S. Winokur, Jr.            Fellow







                                       Page 7 of 8 Pages

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                                    EXHIBIT B
                                    ---------

          Harvard's Transactions for January 21, 2002 - March 21, 2002
          ------------------------------------------------------------



                           Shares of          Shares of
                           Common              Common           Price
Date of Transaction        Stock Bought       Stock Sold        Per Share
-------------------        ------------       ----------        ---------

2/13/02                                       1,416,052         $9.02
2/14/02                                       10                $9.02



                                Page 8 of 8 Pages